WGM DRAFT
                                                                        12/22/04
                           WEIL, GOTSHAL & MANGES LLP
                                   MEMORANDUM


RE: BUILDING MATERIALS CORPORATION OF AMERICA REGISTRATION STATEMENT ON FORM S-4 FILE NO. 333-119608
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                  On July 26, 2004, Building Materials Corporation of America
(the "Company") completed the sale of $200 million in aggregate principal amount of its 7.75% senior notes due 2014 (the "Original Notes"). That transaction was effected in a customary manner, with the securities being sold to Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as initial purchasers who then offered the securities for resale to qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and Regulation S. At the time of the original issuance, the Company did not contemplate issuing additional securities in excess of $200 million. In late October 2004, however, the Company decided to explore the possible issuance of additional securities because the high yield market was very favorable at that time. The Company was also concerned that the market forces may change and determined that it was very important to issue the additional securities quickly while the market conditions were still favorable.

         On November 10, 2004, the Company issued an additional $50 million in aggregate principal amount of its 7.75% senior notes due 2014 (the "Add-On Notes") under a Purchase Agreement (the "Purchase Agreement"), dated as of November 5, 2004, among Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as initial purchasers, the subsidiary guarantors named therein and the Company. That transaction was also effected in a customary manner, with the Add-On Notes being sold to Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as initial purchasers who then offered the Add-On Notes for resale to QIBs pursuant to Rule 144A. The Add-On Notes are identical in all material respects to the Original Notes issued and sold in July 2004, and are issued under the same indenture. The initial purchasers of the Add-On Notes informed us that they offered and confirmed the sale of the Add-On Notes to QIBs who had a pre-existing relationship with the initial purchasers at the time of the offering and sale of the Original Notes. The initial purchasers have indicated to us that they only offered and sold the Add-On Notes to QIBs that purchased the Original Notes.

                  Pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on October 7, 2004 (the "Registration Statement"), the Company is seeking to register $200 million in aggregate principal amount of its 7.75% Senior Notes due 2014 (the "Registered Notes") under the Securities Act. The Registered Notes will be offered in exchange for an equal principal amount of the Original Notes issued in July 2004. Prior to the effectiveness of the Registration Statement, the Company intends to file a separate registration statement to register an additional $50 million in aggregate principal amount of 7.75% senior notes due 2014 that will be offered in exchange for an equal principal amount of the Add-On Notes issued in November 2004. There will be a separate prospectus used in that exchange offer, which the Company anticipates will occur simultaneously with the exchange offer for the Original Notes. Both registration statements and prospectuses will be nearly identical.

                  We do not believe that it was necessary in connection with the offer, sale and delivery of the Add-On Notes to the initial purchasers pursuant to the Purchase Agreement or the offer and resale of the Add-On Notes by the initial purchasers, in the manner contemplated by the Purchase Agreement and described in the Final Memorandum governing the Add-On Notes, to register the Add-On Notes under the Securities Act, or to qualify the Indenture under the Trust Indenture Act of 1939, as amended. Because of the specific facts applicable to this offering, the conclusion that registration is not required under the Securities Act requires a several step analysis.

                  ANALYSIS

                  As a general matter, a "144A" type transaction is exempt from the provisions of Section 5 of the Securities Act by virtue of Section 4(2) of the Securities Act (which is relied upon for the offer and sale to the initial purchasers) and Rule 144A and Regulation S thereunder for the initial resale of the securities by the initial purchasers. In a typical transaction, we rely on the representations of the issuer and the initial purchasers contained in the purchase agreement as to the absence of a general solicitation and the representations of the initial purchasers to the effect that each initial purchaser is (i) a "qualified institutional buyer" within the meaning of subsection 7(a)(1) of Rule 144A under the Securities Act and an "accredited investor" within the meaning of Rule 501 under the Securities Act, and (ii) that it has offered and sold the securities only to "qualified institutional buyers" within the meaning of Rule 144A or to non-U.S. persons under Regulation S who have been advised that the initial purchasers may be relying on that exemption from registration. Moreover, the securities offered bear a restrictive legend to reflect that they have not been registered under the Securities Act or the securities laws of any state and may not be sold or transferred in the absence of such registration or an exemption from those registration requirements.

                  In this transaction, however, we face an unusual fact pattern resulting from the fact that the Company had, as of the time the Company commenced the Add-On Notes offering, already filed a registration statement for the exchange offer related to the Original Notes sold on July 26, 2004. As a result, because the "144A" offering of the Add-On Notes was being conducted while the registration statement related to the Original Notes is on file with the Commission, we considered the impact on this transaction of the integration and general solicitation doctrines before concluding that registration was not required.(1)

                  INTEGRATION. The integration doctrine looks to see whether an otherwise valid private placement should be viewed as part of, or integrated with another past, present or future offering of securities by the same issuer, with the result that the private placement would be deemed to be part of a public offering. SEE John W. White ET AL, "The Statutory Arrangement for Public and Private Securities Offerings under the Securities Act of 1933," PLI Corporate Law and Practice Course Handbook (PLI Order No. 2743) May, 2004, at
60. The SEC staff formally stated the integration doctrine in the introductory note to Rule 502 under the Securities Act.

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(1)     Note that one leading commentator characterizes this factual situation as one with respect to which the SEC has yet to provide guidance. See Stanley Keller, "Integration of Private and Public Offerings: Illustrative Situations:
The Metaphysics of Integration of Private and Public Offerings," PLI Corporate Law and Practice Course Handbook (PLI Order No. 3057) May 20-21, 2004, at 217.


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

                  We took comfort from the administrative policy adopted by the SEC staff against integration in the context of an offering of securities solely to "qualified institutional buyers," as defined in Rule 144A, and no more than 3 large institutional "accredited investors," as defined in Rule 501 under the Securities Act. The SEC staff first articulated this policy position in the BLACK BOX INCORPORATED, SEC No-Action Letter (publicly avail. June 16, 1990), in which the staff agreed not to apply the integration doctrine to a concurrent public and private offering of common stock and common stock equivalents. In that case, the requesting letter explained that there would be no more than 35 QIBs and not more than four institutional accredited investors participating in the concurrent private placement. The staff later clarified its Black Box policy, limiting it to QIBs and no more than two or three institutional accredited investors in the SQUADRON, ELLENOFF, PLEASANT & LEHRER, Interpretive Letter (publicly avail. Feb. 28, 1992). The staff has reiterated that it continues to adhere to the Black Box policy as recently as the final release adopting Rule 155, INTEGRATION OF ABANDONED OFFERINGS, Release No. 33-7943 (March 7, 2001). SEE ID. at n. 22. Thus, based on the Black Box policy position, the Add-On Notes and the exchange offer for the Original Notes need not be integrated.

                  GENERAL SOLICITATION. Section 4(2) of the Securities Act provides an exemption from registration for a transaction by an issuer not involving a public offering. One of the elements that determines whether the private placement exemption is available is whether offers of the securities to be sold in the purported private placement were made by means of a "general solicitation." Although the term "general solicitation" has not been defined precisely, it is understood to mean an offer made to investors with which the issuer has no pre-existing relationship and made in a broadly disseminated manner. The SEC staff has said at several conferences that it is its view that the Black Box letter did not consider the general solicitation doctrine and, therefore, that Black Box is limited to the situation where the offering that otherwise might be integrated was not the subject of a general solicitation. The Staff has also indicated informally that the general solicitation doctrine applies to a Rule 144A resale as well as to the initial purchase.

                  It is the position of the SEC staff that the filing of a registration statement for a specific offering constitutes a "general solicitation," even though there are no active selling efforts. SEE Keller, SUPRA (referring to the Letter dated March 23, 1984 from John J. Huber, Director of the Division of Corporation Finance, to Michael Bradfield, General Counsel for the Board of Governors of the Federal Reserve System); SEE ALSO White, SUPRA (stating this as a conclusion of the SEC staff).

                  There are two arguments why the exchange offer for the Original Notes does not involve a general solicitation. First, the filed registration statement creating the issue is an exchange offer registration statement where the class of offerees is limited to holders of the July 2004 notes at the time of the exchange offer. The Company filed the registration statement pursuant to contractual arrangements entered into as a requirement of the July 2004 placement. It is difficult to see how that registration statement could have been used for the purpose of soliciting interest in a subsequent issue of notes that was not contemplated at the time of filing of the registration statement. Moreover, the registration statement contained in all material respects the same information with respect to the Company that the purchasers of the Original Notes received in the offering memorandum for the July 2004 Original Notes offering. Under the circumstances, we have concluded that the filing of the registration statement may have commenced a solicitation, but it was not a solicitation generally as to all potential investors in the company, only as to those investors who hold the Original Notes at the time of the exchange offer.


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

                  Second, even if the filing of the registration statement presumptively constitutes a general solicitation, the SEC staff itself has acknowledged that this presumption can be overcome by demonstrating that the issuer or its agent (i.e., the broker-dealer acting as initial purchaser) had a substantive relationship with the offeree prior to the deemed general solicitation. SEE USE OF ELECTRONIC MEDIA, SEC Release 33-7856, text at n. 84 (May 2000) (referring to the "important and well-known principle established over a decade ago: a general solicitation is not present when there is a pre-existing, substantive relationship between an issuer, or its broker-dealer, and the offerees). Based on the foregoing, we did not believe that registration was required for the Add-On Notes offering, notwithstanding the fact that a registration statement relating to the Original Notes was filed with the Commission prior to the offering of the Add-On Notes. The initial purchasers represented to us that only QIBs who initially purchased the Original Notes from them were offered the Add-On Notes and as a result there was a pre-existing substantive relationship between the initial purchasers and these offerees prior to the deemed general solicitation.

                  We believe that no registration is required for the issuance of the Add-On Notes pursuant to Section 5 of the Securities Act and for similar reasons no qualification of the indenture is required under the Trust Indenture Act.


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